Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

April 16, 2024

VIA EDGAR TRANSMISSION

Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 160 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to an additional comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 16, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the YieldMaxTM Bitcoin Option Income Strategy ETF (the “Fund”) and the Trust’s response letter dated April 8, 2024 to earlier Staff comments (the “Comments”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Comment: With respect to the Trust’s response to Comment 3, please add disclosure in the Prospectus clarifying that the adoption of the use cases under the caption “Bitcoin and Blockchain Use Cases” has been limited.

Response: The Trust confirms that the foregoing clarification has been made to the Prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC